Exhibit 99.1

GDS Reports

Fourth Quarter and Full Year 2019 Results

GDS Holdings Limited Reports Fourth Quarter and Full Year 2019 Results

Shanghai, China, March 19, 2020 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

•                  Net revenue increased by 42.2% year-over-year (“Y-o-Y”) to RMB1,179.2 million (US$169.4 million) in the fourth quarter of 2019 (4Q2018: RMB829.5 million).

•                  Service revenue increased by 39.9% Y-o-Y to RMB1,159.6 million (US$166.6 million) in the fourth quarter of 2019 (4Q2018: RMB829.1 million).

•                  Net loss was RMB103.7 million (US$14.9 million) in the fourth quarter of 2019, compared with a net loss of RMB122.9 million in the fourth quarter of 2018.

•                  Adjusted EBITDA (non-GAAP) increased by 59.3% Y-o-Y to RMB528.7 million (US$75.9 million) in the fourth quarter of 2019 (4Q2018: RMB331.8 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 44.8% in the fourth quarter of 2019 (4Q2018: 40.0%).

Full Year 2019 Financial Highlights

•                  Net revenue increased by 47.6% to RMB4,122.4 million (US$592.1 million) in 2019 (2018: RMB2,792.1 million).

•                  Service revenue increased by 48.4% to RMB4,094.6 million (US$588.1 million) in 2019 (2018: RMB2,759.5 million).

•                  Net loss was RMB442.1 million (US$63.5 million) in 2019 (2018: RMB430.3 million).

•                  Adjusted EBITDA (non-GAAP) increased by 74.3% to RMB1,824.0 million (US$262.0 million) in 2019 (2018: RMB1,046.5 million).

•                  Adjusted EBITDA margin (non-GAAP) increased to 44.2% in 2019 (2018: 37.5%).

Fourth Quarter and Full Year 2019 Operating Highlights

•                      Total area committed increased by 22,443 square meters (“sqm”) in the fourth quarter of 2019 to 264,878 square meters as of December 31, 2019, an increase of 44.2% Y-o-Y (December 31, 2018: 183,743 sqm).

•                      Area utilized (or revenue-generating space) increased by 18,202 sqm in the fourth quarter of 2019 to 156,022 sqm as of December 31, 2019, an increase of 44.0% Y-o-Y (December 31, 2018: 108,326 sqm).

•                      Area in service increased by 27,866 sqm in the fourth quarter of 2019 to 225,963 sqm as of December 31, 2019, an increase of 40.9% Y-o-Y (December 31, 2018: 160,356 sqm).

•                      Commitment rate for area in service was 91.9% as of December 31, 2019 (December 31, 2018: 94.9%), and utilization rate was 69.0% as of December 31, 2019 (December 31, 2018: 67.6%).

•                      Area under construction was 89,834 sqm as of December 31, 2019 (December 31, 2018: 65,201 sqm).

•                      Pre-commitment rate for area under construction was 63.6% as of December 31, 2019 (December 31, 2018: 48.4%).

“2019 was another year of great progress across all aspects of our business,” said Mr. William Huang, Chairman and Chief Executive Officer. “We achieved more than 81,000 sqm of net additional area committed, exceeding our sales target, and carried over strong sales momentum into 2020. We further expanded our data center capacity by adding 90,000 sqm of area in service and under construction. We currently have another 320,000 sqm secured for future development, which will be key to our continuing success. Due to the challenges presented by the COVID-19 epidemic, adoption of digital services is increasing, which will drive more demand for data centers in the medium and long term.”

“We delivered strong financial results in 2019 with 47.6% revenue and 74.3% adjusted EBITDA growth, both beating our guidance,” commented Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin increased by an impressive 6.7 percentage points to 44.2% in 2019 as a result of greater operating leverage. During the year, we raised nearly US$900 million of equity and established our strategic partnership with GIC to support our growth with diverse and cost-effective funding solutions. Despite the tough conditions, we expect our business performance to be highly resilient during the current year.”

Fourth Quarter 2019 Financial Results

Net revenue in the fourth quarter of 2019 was RMB1,179.2 million (US$169.4 million), a 42.2% increase over the fourth quarter of 2018 of RMB829.5 million and a 10.6% increase over the third quarter of 2019 of RMB1,066.2 million. Service revenue in the fourth quarter of 2019 was RMB1,159.6 million (US$166.6 million), a 39.9% increase over the fourth quarter of 2018 of RMB829.1 million and a 9.5% increase over the third quarter of 2019 of RMB1,058.9 million. The increase over the previous quarter was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 18,202 sqm of net additional area utilized in the fourth quarter of 2019 which mainly related to the Shanghai 4 (“SH4”), Shenzhen 5 (“SZ5”), Beijing 4 (“BJ4”), Beijing 5 (“BJ5”) and Beijing 9 (“BJ9”) data centers. Revenue from IT equipment sales was RMB19.6 million (US$2.8 million), compared with RMB0.5 million in the fourth quarter of 2018 and RMB7.3 million in the third quarter of 2019.

Cost of revenue in the fourth quarter of 2019 was RMB884.5 million (US$127.0 million), a 38.3% increase over the fourth quarter of 2018 of RMB639.4 million and an 11.7% increase over the third quarter of 2019 of RMB792.0 million. The increase over the previous quarter was mainly due to an increase in utility cost as a result of higher area utilized, an increase in depreciation and amortization costs as a result of the completion of the Shanghai 7 (“SH7”), Shenzhen 5 (“SZ5”) Phase 3 and Guangzhou 3 (“GZ3”) Phase 2 data centers which came into service in the previous quarter, the completion of the Shenzhen 6 (“SZ6”), Beijing 6 (“BJ6”) and Langfang 1 (“LF1”) data centers which came into service during the fourth quarter, and the completion of the Guangzhou 6 (“GZ6”) acquisition during the fourth quarter, as well as an increase in rental, personnel and other costs related to new data centers coming into service in the previous quarter and in the fourth quarter of 2019.

Gross profit was RMB294.7 million (US$42.3 million) in the fourth quarter of 2019, a 55.0% increase over the fourth quarter of 2018 of RMB190.1 million, and a 7.5% increase over the third quarter of 2019 of RMB274.2 million. Gross profit margin was 25.0% in the fourth quarter of 2019, compared with 22.9% in the fourth quarter of 2018, and 25.7% in the third quarter of 2019. The decrease in gross profit margin over the previous quarter was primarily due to higher depreciation and amortization costs, and rental, personnel and other costs related to new data centers coming into service, as well as a higher level of lower-margin IT equipment sales.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as net loss (computed in accordance with GAAP), excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain) and others. Adjusted NOI was RMB613.1 million (US$88.1 million) in the fourth quarter of 2019, a 48.5 % increase over the fourth quarter of 2018 of RMB412.9 million and a 7.4% increase over the third quarter of 2019 of RMB571.0 million.

Adjusted NOI margin (non-GAAP) was 52.0% in the fourth quarter of 2019, compared with 49.8% in the fourth quarter of 2018, and 53.6% in the third quarter of 2019. The decrease over the previous quarter was mainly due to an increase in rental, personnel and other costs related to new data centers coming into service, as well as a higher level of lower-margin IT equipment sales.

Selling and marketing expenses, excluding share-based compensation expenses of RMB14.5 million (US$2.1 million), were RMB25.2 million (US$3.6 million) in the fourth quarter of 2019, a 7.2% increase from the fourth quarter of 2018 of RMB23.5 million (excluding share-based compensation of RMB8.8 million) and a 12.8% increase from the third quarter of 2019 of RMB22.3 million (excluding share-based compensation of RMB10.3 million). The increase over the previous quarter was primarily due to more marketing and travelling activities around year-end.

General and administrative expenses, excluding share-based compensation expenses of RMB42.5 million (US$6.1 million) and depreciation and amortization expenses of RMB18.6 million (US$2.7 million), were RMB59.8 million (US$8.6 million) in the fourth quarter of 2019, a 5.5% increase over the fourth quarter of 2018 of RMB56.7 million (excluding share-based compensation expenses of RMB18.2 million and depreciation and amortization expenses of RMB15.8 million) and a 3.1% decrease from the third quarter of 2019 of RMB61.7 million (excluding share-based compensation of RMB26.9 million and depreciation and amortization expenses of RMB16.9 million). The decrease over the previous quarter was primarily due to a decrease in professional fees, partially offset by an increase in personnel costs as a result of a higher level of headcount for business expansion.

Research and development costs were RMB6.6 million (US$0.9 million) in the fourth quarter of 2019, compared with RMB4.7 million in the fourth quarter 2018 and RMB6.2 million in the third quarter of 2019.

Net interest expenses for the fourth quarter of 2019 were RMB233.6 million (US$33.6 million), a 15.4% increase over the fourth quarter of 2018 of RMB202.5 million and a 3.1% decrease over the third quarter of 2019 of RMB241.0 million. The decrease over the previous quarter was mainly due to a lower level of non-recurring financing costs, partially offset by an increase arising from higher total debt balance to finance data center capacity expansion.

Foreign currency exchange loss for the fourth quarter of 2019 was RMB0.4 million (US$64 thousand), compared with a gain of RMB0.3 million in the fourth quarter of 2018 and a loss of RMB2.8 million in the third quarter of 2019.

Net loss in the fourth quarter of 2019 was RMB103.7 million (US$14.9 million), compared with a net loss of RMB122.9 million in the fourth quarter of 2018 and a net loss of RMB108.6 million in the third quarter of 2019.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB528.7 million (US$75.9 million) in the fourth quarter of 2019, a 59.3% increase over the fourth quarter of 2018 of RMB331.8 million and a 9.3% increase over the third quarter of 2019 of RMB483.7 million.

Adjusted EBITDA margin (non-GAAP) was 44.8% in the fourth quarter of 2019, compared with 40.0% in the fourth quarter of 2018, and 45.4% in the third quarter of 2019. The decrease over the previous quarter was mainly due to a higher level of rental, personnel and other costs in cost of revenue related to new data centers coming into service, and a higher level of lower-margin IT equipment sales,  partially offset by a leverage effect realized on general and administrative expenses.

Basic and diluted loss per ordinary share in the fourth quarter of 2019 was RMB0.10 (US$0.01), compared with RMB0.12 in the fourth quarter of 2018, and RMB0.11 in the third quarter of 2019.

Basic and diluted loss per American Depositary Share (“ADS”) in the fourth quarter of 2019 was RMB0.82 (US$0.12), compared with RMB0.98 in the fourth quarter of 2018, and RMB0.87 in the third quarter of 2019. Each ADS represents eight Class A ordinary shares.

Full Year 2019 Financial Results

Net revenue in 2019 was RMB4,122.4 million (US$592.1 million), a 47.6% increase from 2018. Service revenue in 2019 was RMB4,094.6 million (US$588.1 million), a 48.4% increase from 2018. Revenue from IT equipment sales was RMB27.8 million (US$4.0 million), compared with RMB32.6 million in 2018.

Cost of revenue in 2019 was RMB3,079.7 million (US$442.4 million), a 41.9% increase from 2018.

Gross profit was RMB1,042.7 million (US$149.8 million) in 2019, a 67.5% increase from 2018. Gross profit margin was 25.3% in 2019, compared with 22.3% in 2018.

Sales and marketing expenses, excluding share-based compensation expenses of RMB39.4 million (US$5.7 million), were RMB90.5 million (US$13.0 million) in 2019, a 6.0% increase from RMB85.4 million (excluding share-based compensation of RMB25.2 million) in 2018.

General and administrative expenses, excluding share-based compensation expenses of RMB101.9 million (US$14.6 million) and depreciation and amortization expenses of RMB69.0 million (US$9.9 million), were RMB240.4 million (US$34.5 million) in 2019, a 16.0% increase from RMB207.3 million (excluding share-based compensation of RMB61.7 million and depreciation and amortization expenses of RMB60.6 million) in 2018.

Research and development costs were RMB21.6 million (US$3.1 million) in 2019, compared with RMB13.9 million in 2018.

Net interest expenses in 2019 were RMB915.7 million (US$131.5 million), a 43.8% increase from 2018.

Net loss in 2019 was RMB442.1 million (US$63.5 million), compared with a net loss of RMB430.3 million in 2018.

Adjusted EBITDA was RMB1,824.0 million (US$262.0 million) in 2019, a 74.3% increase from 2018. Adjusted EBITDA margin (non-GAAP) was 44.2% in 2019, compared with 37.5% in 2018.

Basic and diluted loss per ordinary share in 2019 was RMB0.45 (US$0.07), compared with RMB0.43 in 2018. Basic and diluted loss per ADS in 2019 was RMB3.63 (US$0.52), compared with RMB3.48 in 2018. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the fourth quarter of 2019 was 264,878 sqm, compared with 183,743 sqm at the end of the fourth quarter of 2018 and 242,435 sqm at the end of the third quarter of 2019, an increase of 44.2% Y-o-Y and 9.3% quarter-over-quarter (“Q-o-Q”), respectively. In the fourth quarter of 2019, net additional total area committed was 22,443 sqm, including significant contributions from the Shanghai 10 (“SH10”), BJ9, Langfang 6 (“LF6”) and Langfang 7 (“LF7”) data centers. The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as significant new commitments from large Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the fourth quarter of 2019 was 225,963 sqm, compared with 160,356 sqm at the end of the fourth quarter of 2018 and 198,097 sqm at the end of the third quarter of 2019, an increase of 40.9% Y-o-Y and 14.1% Q-o-Q. In the fourth quarter of 2019, net additional area in service was 27,866 sqm, mainly due to the SZ6, BJ6 and LF1 data centers coming into service. In addition, we completed the acquisition of the GZ6 data center, which came into service shortly prior to closing, and we entered into contracts to provide services to customers and to operate the BJ9 data center pending completion of its acquisition.

Area under construction at the end of the fourth quarter of 2019 was 89,834 sqm, compared with 65,201 sqm at the end of the fourth quarter of 2018 and 84,765 sqm at the end of the third quarter of 2019, an increase of 37.8% Y-o-Y and 6.0% Q-o-Q, respectively. In the fourth quarter of 2019, construction commenced on the Shanghai 13 (“SH13”), Shanghai 15 (“SH15”), LF6 and LF7 data centers. SH13 is a leased building located in Baoshan District, Shanghai, which is around 27 kilometers (“kms”) away from our existing Waigaoqiao data center cluster, with an IT area of 6,493 sqm. SH15 is another leased building located within our existing Waigaoqiao data center cluster, with an IT area of 1,518 sqm. SH15 has been fully pre-committed. Both data centers are expected to come into service during late 2020. LF6 and LF7 are two leased buildings located near our existing Langfang data centers at the edge of Beijing, with an IT area of 3,642 sqm and 5,507 sqm respectively. Both data centers are fully pre-committed and are expected to come into service in 1H20.

Commitment rate of area in service was 91.9% at the end of the fourth quarter of 2019, compared with 94.9% at the end of the fourth quarter of 2018 and 91.7% at the end of third quarter 2019. Pre- commitment rate of area under construction was 63.6% at the end of the fourth quarter of 2019, compared with 48.4% at the end of the fourth quarter of 2018 and 71.6% at the end of the third quarter of 2019.

Area utilized at the end of the fourth quarter of 2019 was 156,022 sqm, compared with 108,326 sqm at the end of the fourth quarter of 2018 and 137,820 sqm at the end of the third quarter of 2019, an increase of 44.0% Y-o-Y and 13.2% Q-o-Q. Net additional area utilized was 18,202 sqm in the fourth quarter, which mainly came from additional area utilized in the SH4, SZ5, BJ4, BJ5 and BJ9 data centers.

Utilization rate of area in service was 69.0% at the end of the fourth quarter of 2019, compared with 67.6% at the end of the fourth quarter of 2018 and 69.6% at the end of the third quarter of 2019.

During the fourth quarter of 2019, we acquired the following land and buildings:

Hong Kong 2 (“HK2”)

As previously disclosed, we acquired a brownfield site in Kwai Chung for a total consideration of HKD880.0 million (US$113.2 million). Kwai Chung is a major data center hub, approximately 17 kms from the center of Hong Kong. The site is located 150 meters from our HK1 data center which is currently under construction. We intend to re-develop the site as our HK2 data center. The initial design for HK2 envisages an IT area of around 7,000 square meters (under the existing plot ratio), similar in size to HK1. The redevelopment timeframe is about 3 years.

Shanghai 14 (“SH14”)

As previously disclosed, we acquired an existing building in the same area as our Waigaoqiao data center cluster for a total consideration of RMB330.2 million (US$47.4 million). The location is highly sought-after by our Shanghai customers. We intend to convert the building as the SH14 data center. SH14 will yield an IT area of approximately 11,000 sqm. Construction commenced during the first quarter of 2020.

Changshu Land Phase 1

In order to further enhance our resource supply in the Shanghai market, we previously entered into a framework agreement with the local government for the allocation of power and acquisition in phases of a greenfield site, with a total land area of approximately 140,000 sqm, in Changshu, Jiangsu Province. Changshu is about 70 kms to the northwest of Shanghai. Given the constraints on new data center development in the municipal area of Shanghai, we believe that the Changshu site will enable us to fulfil increasing demand from our hyperscale customers. In the fourth quarter of 2019, we completed the acquisition of the first phase of this greenfield site. It has a land area of approximately 67,000 sqm and, once developed, will yield an IT area of approximately 32,000 sqm according to the initial design. Construction is expected to commence during 2020.

Langfang Land Site 1 Phase 2

In order to further enhance our resource supply in the Beijing market, we previously entered into a framework agreement with the local government for the allocation of power and acquisition in phases of a greenfield site, with a total land area of approximately 127,000 sqm, in Langfang, Hebei province. Langfang is about 50 kms to the southwest of Beijing. Given the constraints on new data center development in the municipal area of Beijing, our Langfang deployment is proving to be a great success with our hyperscale customers. In the third quarter of 2019, we completed the acquisition of the first phase of this greenfield site. It has a land area of approximately 20,000 sqm. We are currently constructing Langfang 3 (“LF3”) data center on this land. It will have an IT area of 11,664 sqm and is 100% pre-committed. In the fourth quarter of 2019, we acquired the second phase, with a land area of approximately 44,000 sqm. We intend developing two data centers on this land, Langfang 4 and Langfang 5, with an IT area of around 29,000 sqm in aggregate according to the initial design. Construction is expected to commence during 2020.

Langfang Land Site 2

In order to build on our success in Langfang and fulfill more demand, in the fourth quarter of 2019, we acquired from the local government a second greenfield site (Langfang Land Site 2), which is located adjacent to our Langfang Land Site 1. Langfang Land Site 2 has a land area of approximately 38,000 sqm and, once developed, will yield an IT area of approximately 24,000 sqm according to initial design. Construction is expected to commence during 2020.

Liquidity

As of December 31, 2019, cash was RMB5,810.9 million (US$834.7 million). Total short-term debt was RMB1,360.2 million (US$195.4 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,137.7 million (US$163.4 million) and the current portion of finance lease and other financing obligations of RMB222.5 million (US$32.0 million). Total long-term debt was RMB14,829.3 million (US$2,130.0 million), comprised of long-term borrowings (excluding current portion) of RMB8,028.5 million (US$1,153.2 million), convertible bonds of RMB2,049.7 million (US$294.4 million) and the non-current portion of finance lease and other financing obligations of RMB4,751.1 million (US$682.4 million). During the fourth quarter of 2019, the Company obtained new debt financing and re-financing facilities of RMB1,232.2 million (US$177.0 million). For the full year of 2019, the Company obtained new debt financing and re-financing facilities of RMB6,328.6 million (US$909.0 million).

Recent Development

Subsequent to the end of the fourth quarter of 2019, we acquired the following land and buildings:

Site in Pujiang Area, Minhang District, Shanghai

As previously disclosed, in January 2020, we entered into a definitive legal agreement to acquire a site in Pujiang Area, Minhang District, Shanghai for a total consideration of RMB1.37 billion (US$196.8 million). The site has a total land area of approximately 212,000 sqm, roughly half of which is developed and half greenfield. We intend using the site for a major new data center campus, to be developed in multiple phases over several years.

The site is located around 25 kms from our existing data center cluster in Waigaoqiao. Minhang District is an established data center hub due to its proximity to submarine cable landing stations. It is an attractive location for enterprise customers, while the site’s large developable area is also well-suited to the requirements of hyperscale customers.

In the first phase of development, we intend to convert two existing buildings into data centers (to be known as “SH16” and “SH17”), which will yield an estimated total net floor area of approximately 22,600 sqm according to the initial design. Construction is expected to commence during 2020. Access to power has been obtained for Phase 1, while development of subsequent phases, with roughly 50,000 sqm of IT area, will be contingent on obtaining additional power capacity.

Business Outlook

For the full year of 2020, the Company expects its total revenues to be between RMB5,510 million and RMB5,750 million, implying a year-on-year increase of between approximately 33.7% to 39.5%; and adjusted EBITDA to be between RMB2,550 million to RMB2,670 million, implying a year-on-year increase of between approximately 39.8% to 46.4%. In addition, the Company expects capex to be around RMB7,500 million for the full year of 2020, including around Rmb2,500 million related to previously announced property and data center acquisitions.

This forecast reflects the Company’s preliminary view based on the current business situation and market conditions. Due to the impact of the COVID-19 epidemic and the resulting business disruption in many aspects of the Chinese and global economy, this forecast remains uncertain and subject to change. While China appears to be on a path to recovery, the situation is evolving, and we are closely monitoring developments. Looking beyond the current period, we are confident that GDS will emerge stronger, with even greater opportunity to drive long-term sustainable growth.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on March 19, 2020 (8:00 p.m. Beijing Time on March 19, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	5065819

A telephone replay will be available approximately two hours after the call until March 27, 2020 08:59 AM U.S. ET by dialing:

United States:	1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	5065819

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjusted NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for net income (loss), cash flows used in operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, including any potential impact of the COVID-19 epidemic,  as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, including due to any possible impact from the COVID-19 epidemic, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statements on Form F-1 and Form F-3 and its annual reports on Form 20-F, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	US$
Assets
Current assets
Cash	2,161,622	5,810,938	834,689
Accounts receivable, net of allowance for doubtful accounts	536,842	879,962	126,399
Value-added-tax (“VAT”) recoverable	163,476	129,994	18,672
Prepaid expenses and other current assets	175,456	263,815	37,895
Total current assets	3,037,396	7,084,709	1,017,655

Property and equipment, net	13,994,945	19,184,639	2,755,701
Prepaid land use rights, net	756,957	747,187	107,326
Operating lease right-of-use assets	0	796,679	114,436
Goodwill and intangible assets, net	2,234,462	2,300,468	330,442
Other non-current assets	861,483	1,378,849	198,060
Total assets	20,885,243	31,492,531	4,523,620

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	1,283,320	1,137,737	163,426
Accounts payable	1,508,020	1,675,966	240,737
Accrued expenses and other payables	549,641	908,199	130,455
Operating lease liabilities, current	0	55,139	7,920
Finance lease and other financing obligations, current	166,898	222,473	31,956
Total current liabilities	3,507,879	3,999,514	574,494

Long-term borrowings, excluding current portion	5,203,708	8,028,473	1,153,218
Convertible bonds payable	2,004,714	2,049,654	294,414
Operating lease liabilities, non-current	0	709,998	101,985
Finance lease and other financing obligations, non-current	4,134,327	4,751,121	682,455
Other long-term liabilities	512,690	598,209	85,928
Total liabilities	15,363,318	20,136,969	2,892,494

Redeemable preferred shares	0	1,061,981	152,544

Shareholders’ equity
Ordinary shares	341	412	59
Additional paid-in capital	7,275,945	12,403,043	1,781,586
Accumulated other comprehensive loss	(139,254)	(52,684)	(7,566)
Accumulated deficit	(1,615,107)	(2,057,190)	(295,497)
Total shareholders’ equity	5,521,925	10,293,581	1,478,582
Commitments and contingencies

Total liabilities, redeemable preferred shares and shareholders’ equity	20,885,243	31,492,531	4,523,620

Note: Effective January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) 842 Leases using a modified retrospective method, under which prior period results were not retrospectively adjusted. Upon adoption, the Company recognized operating lease liabilities and right of use assets of RMB483.6 million and RMB514.0 million, respectively, and derecognized intangible assets of RMB44.6 million for operating leases, and derecognized other financing obligations and construction in progress of RMB331.9 million and RMB336.7 million, respectively, for assets under construction in build-to-suit lease arrangements on January 1, 2019.

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31,	September 30,			December 31,
	2018	2019	December 31, 2019		2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	829,050	1,058,921	1,159,610	166,568	2,759,490	4,094,571	588,148
Equipment sales	471	7,267	19,577	2,812	32,587	27,834	3,998
Total net revenue	829,521	1,066,188	1,179,187	169,380	2,792,077	4,122,405	592,146
Cost of revenue	(639,383)	(791,963)	(884,464)	(127,045)	(2,169,636)	(3,079,679)	(442,368)
Gross profit	190,138	274,225	294,723	42,335	622,441	1,042,726	149,778

Operating expenses
Selling and marketing expenses	(32,269)	(32,596)	(39,668)	(5,698)	(110,570)	(129,901)	(18,659)
General and administrative expenses	(90,661)	(105,524)	(120,891)	(17,365)	(329,601)	(411,418)	(59,096)
Research and development expenses	(4,724)	(6,193)	(6,595)	(947)	(13,915)	(21,627)	(3,107)
Income from operations	62,484	129,912	127,569	18,325	168,355	479,780	68,916
Other income (expenses):
Net interest expenses	(202,493)	(241,038)	(233,615)	(33,557)	(636,973)	(915,676)	(131,529)
Foreign currency exchange gain (loss), net	327	(2,796)	(446)	(64)	20,306	(6,000)	(862)
Others, net	2,944	4,602	6,341	911	8,653	15,463	2,221
Loss before income taxes	(136,738)	(109,320)	(100,151)	(14,385)	(439,659)	(426,433)	(61,254)
Income tax benefits (expenses)	13,827	678	(3,511)	(504)	9,391	(15,650)	(2,248)
Net loss	(122,911)	(108,642)	(103,662)	(14,889)	(430,268)	(442,083)	(63,502)
Change in redemption value of redeemable preferred shares	0	0	0	0	0	(17,760)	(2,551)
Cumulative dividend on preferred shares	0	(13,386)	(13,486)	(1,937)	0	(40,344)	(5,795)
Net loss attributable to ordinary shareholders	(122,911)	(122,028)	(117,148)	(16,826)	(430,268)	(500,187)	(71,848)

Loss per ordinary share
Basic and diluted	(0.12)	(0.11)	(0.10)	(0.01)	(0.43)	(0.45)	(0.07)

Weighted average number of ordinary share outstanding
Basic and diluted	1,000,435,164	1,126,969,256	1,142,608,700	1,142,608,700	990,255,959	1,102,953,366	1,102,953,366

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Year ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(122,911)	(108,642)	(103,662)	(14,889)	(430,268)	(442,083)	(63,502)
Foreign currency translation adjustments, net of nil tax	3,331	29,165	(9,467)	(1,360)	61,434	86,570	12,435
Comprehensive loss	(119,580)	(79,477)	(113,129)	(16,249)	(368,834)	(355,513)	(51,067)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Year ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(122,911)	(108,642)	(103,662)	(14,889)	(430,268)	(442,083)	(63,502)
Depreciation and amortization	230,599	299,349	319,470	45,889	741,507	1,142,032	164,043
Amortization of debt issuance cost and debt discount	28,150	31,992	13,876	1,993	61,373	99,380	14,275
Share-based compensation expense	34,932	51,886	74,936	10,764	105,877	189,756	27,257
Others	(30,274)	(19,435)	(8,880)	(1,277)	(34,144)	(49,388)	(7,095)
Changes in operating assets and liabilities	(29,129)	(89,931)	(223,627)	(32,122)	(457,255)	(646,261)	(92,829)
Net cash provided by (used in) operating activities	111,367	165,219	72,113	10,358	(12,910)	293,436	42,149

Purchase of property and equipment and land use rights	(1,661,485)	(1,114,350)	(2,091,787)	(300,466)	(4,257,977)	(4,552,617)	(653,943)
Payments related to acquisitions and investments	(31,223)	(36,090)	(515,411)	(74,034)	(475,073)	(578,614)	(83,113)
Net cash used in investing activities	(1,692,708)	(1,150,440)	(2,607,198)	(374,500)	(4,733,050)	(5,131,231)	(737,056)

Net proceeds from financing activities	263,600	887,546	2,705,016	388,551	4,876,806	8,361,939	1,201,117
Net cash provided by financing activities	263,600	887,546	2,705,016	388,551	4,876,806	8,361,939	1,201,117
Effect of exchange rate changes on cash and restricted cash	(4,879)	109,558	(58,508)	(8,403)	206,302	164,370	23,612

Net (decrease) increase of cash and restricted cash	(1,322,620)	11,883	111,423	16,006	337,148	3,688,514	529,822
Cash and restricted cash at beginning of period	3,607,368	5,849,956	5,861,839	842,000	1,947,600	2,284,748	328,184
Cash and restricted cash at end of period	2,284,748	5,861,839	5,973,262	858,006	2,284,748	5,973,262	858,006

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Year ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(122,911)	(108,642)	(103,662)	(14,889)	(430,268)	(442,083)	(63,502)
Net interest expenses	202,493	241,038	233,615	33,557	636,973	915,676	131,529
Income tax (benefits) expenses	(13,827)	(678)	3,511	504	(9,391)	15,650	2,248
Depreciation and amortization	230,599	299,349	319,470	45,889	741,507	1,142,032	164,043
Accretion expenses for asset retirement costs	555	743	813	117	1,840	2,990	429
Share-based compensation expenses	34,932	51,886	74,936	10,764	105,877	189,756	27,257
Selling and marketing expenses (1)	23,497	22,330	25,195	3,619	85,357	90,465	12,994
General and administrative expenses (1)	56,660	61,676	59,769	8,586	207,255	240,433	34,535
Research and development expenses (1)	4,132	5,144	5,395	774	12,394	17,986	2,584
Foreign currency exchange (gain) loss, net	(327)	2,796	446	64	(20,306)	6,000	862
Others, net	(2,944)	(4,602)	(6,341)	(911)	(8,653)	(15,463)	(2,221)
Adjusted NOI	412,859	571,040	613,147	88,074	1,322,585	2,163,442	310,758
Adjusted NOI margin	49.8%	53.6%	52.0%	52.0%	47.4%	52.5%	52.5%

Note 1:

Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation, amortization and share-based compensation expenses.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Year ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(122,911)	(108,642)	(103,662)	(14,889)	(430,268)	(442,083)	(63,502)
Net interest expenses	202,493	241,038	233,615	33,557	636,973	915,676	131,529
Income tax (benefits) expenses	(13,827)	(678)	3,511	504	(9,391)	15,650	2,248
Depreciation and amortization	230,599	299,349	319,470	45,889	741,507	1,142,032	164,043
Accretion expenses for asset retirement costs	555	743	813	117	1,840	2,990	429
Share-based compensation expenses	34,932	51,886	74,936	10,764	105,877	189,756	27,257
Adjusted EBITDA	331,841	483,696	528,683	75,942	1,046,538	1,824,021	262,004
Adjusted EBITDA margin	40.0%	45.4%	44.8%	44.8%	37.5%	44.2%	44.2%